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                              December 21, 2022

       Alex Wu
       Chief Financial Officer
       NaaS Technology Inc.
       Newlink Center, Area G, Building 7
       Huitong Times Square
       No.1 Yaojiayuan South Road, Chaoyang District
       Beijing 100024 China

                                                        Re: NaaS Technology
Inc.
                                                            Shell Company
Report on Form 20-F
                                                            Response Dated
October 17, 2022
                                                            File No. 001-38235

       Dear Alex Wu:

              We have reviewed your October 17, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 17, 2022 letter.

       Shell Company Report on Form 20-F Filed June 16, 2022

       Item 3. Key Information, page 6

   1.                                                   We note your response
to comment 3, including your proposed risk factor entitled    The
                                                        PRC government has
significant oversight over business operations conducted in China and may intervene or
influence our operations at any time, which could result in a material adverse change in our
operations and the value of our ADSs." In future filings, please revise to include risk
factor disclosure, if material, about the laws and regulations in Hong
                                                        Kong that are
applicable to you and your operations, as well as the related risks and consequences given that
you have operations and directors located in China.
 Alex Wu
FirstName LastNameAlex   Wu
NaaS Technology  Inc.
Comapany21,
December  NameNaaS
              2022    Technology Inc.
December
Page 2    21, 2022 Page 2
FirstName LastName
2. We note your response to comment 4. Your discussion of the limitations on cash transfers appears to discuss solely those in the PRC. In future filings, please revise to also discuss limitations applicable to Hong Kong, given your Hong Kong subsidiary. Please make consistent revisions throughout the document.
3. We note your response to comment 5. Please expand your disclosure related to the risks associated with cash transfers to encompass Hong Kong . Provide prominent disclosure here, in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the government to transfer cash. Acknowledge the limitations upon transfer and tax obligations imposed by Hong Kong laws.
4. We note your response to comment 7 and disclosure related to your corporate history and restructuring along with risks facing the company and the offering should a structure employing VIEs be implemented again. In future filings, please revise to discuss risks related to your current corporate structure. Disclose that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
5. We note your response to comment 9. In future filings, please revise to disclose each permission or approval including business licenses issued by the relevant industrial and commercial administrative departments which you state were required and obtained from
         Chinese authorities to operate your business and to offer securities to foreign investors. In addition, state clearly whether any permissions or approvals have been denied.
6. We note your response to comment 13 regarding risks associated with greater oversight by the CAC over data security and that it could have material adverse impact on your business, prospects, financial condition and operating results. Please revise to disclose that these risks could have a material impact on the value of your securities. In addition, clearly state to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Dada Auto Inc.
Combined Statements of Loss and Other Comprehensive Loss, page F-49

7. We note your response to comment 17 and your request to revise for this error in your next annual report on Form 20-F. However, it appears that previously issued financial statements are materially misstated and therefore, those financial statements need to be restated and reissued. In addition, we note in your response to comment 14 that selling
 Alex Wu
NaaS Technology Inc.
December 21, 2022
Page 3
         and marketing expenses for the year ended December 31, 2021 includes RMB103.1 million (US$16.2 million) of incentives to end-users representing the part of incentive to end-users that exceeds the revenue generated from the same transaction. Please explain to us your consideration of accounting for this portion of incentives as a reduction of the transaction price (i.e., a reduction of revenue). Refer to IFRS 15.70
- 72.
2.15 Cost of Revenue, page F-62

8. We note your response to comment 20 stating bandwidth and server custody costs are primarily related to your research and development efforts. Please tell us how much of your bandwidth and server custody costs relate to your operations or generation of revenues. For your discussion of gross loss on page 73, please eliminate, or revise to include a discussion of most directly comparable IFRS financial measure, a fully-loaded
         IFRS gross loss, with greater prominence and a reconciliation between the non-IFRS financial measure and the fully-loaded IFRS gross loss.
Notes to the Combined Financial Statements
2. Summary of Significant Accounting Policies
2.14.2 Contract Balances, page F-62

9. We note your response and related revisions to comment 19 and reissue our comment in part. Please revise to disclose revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period, and revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods. In addition, provide an explanation of the significant changes in the contract balances during the reporting period.
       You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameAlex Wu                                     Sincerely,
Comapany NameNaaS Technology Inc.
                                                              Division of
Corporation Finance
December 21, 2022 Page 3                                      Office of Trade &
Services
FirstName LastName